THUNDER ENERGY TRUST
400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3
P. 403.294.1635
F. 403.232.1317
thunderenergy.com

07025058

June 22, 2007

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated June 22, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
JUL 03 2007
WASH. D.C.
209

dw 7/10

File # 82-34957

THUNDER
ENERGY
TRUST

NEWS RELEASE

THY.UN

Thunder Announces Approval of Plan of Arrangement and Results of Special Meetings

Calgary, Alberta. June 22, 2007 – Thunder Energy Trust (TSX: THY.UN) is pleased to announce that it has received the approvals of their unitholders, exchangeable shareholders and convertible debenture holders at special meetings held on Friday, June 22, 2007 to the previously announced acquisition of Thunder Energy Trust. Approximately 35.85 percent of the combined issued and outstanding units and exchangeable shares of Thunder were voted in person or by proxy at the special meeting of unitholders and exchangeable shareholders. In addition, approximately 47.22 percent of the holders of convertible debentures of Thunder were voted in person or by proxy at the special meeting of holders of convertible debentures. The Plan of Arrangement was approved by 67.59 percent of the votes cast at the special meeting of holders of units and exchangeable shares and 99.16 percent of the holders of convertible debentures.

The arrangement has also received the approval of the Court of Queen's Bench of Alberta. The closing of the arrangement was completed today in escrow pending the filing of the articles of arrangement on June 26, 2007. It is currently expected that the units and debentures of Thunder will be delisted within several business days following closing.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

June 26, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated June 26, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957.

THUNDER ENERGY TRUST

NEWS RELEASE

THY.UN

Thunder Announces Closing of Plan of Arrangement

Calgary, Alberta. June 26, 2007 – Thunder Energy Trust (TSX: THY.UN) is pleased to announce that the closing of the previously announced plan of arrangement under the *Business Corporations Act* (Alberta) involving Thunder Energy Trust, Thunder Energy Inc., Aston Hill Financial Inc. (formerly Overlord Financial Inc.), Public Sector Pension Investment Board, Infra-PSP Canada Inc., Sword Energy Inc. and the securityholders of Thunder Energy Trust and Thunder Energy Inc. was completed today as all of the escrow conditions have now been satisfied. It is currently expected that the units and debentures of Thunder will be delisted within several business days.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

END